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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (RULE 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                       (AMENDMENT NO. 2 (FINAL AMENDMENT))


                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                       (Name of Subject Company (Issuer))

                      TLC ACQUISITION CORPORATION (OFFEROR)
                         E-MEDSOFT.COM (OFFEROR PARENT)
(Names of Filing Persons--identifying status as Offeror, Issuer or other person)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    88032R107
                      (CUSIP Number of Class of Securities)

                           Frank P. Magliochetti, Jr.
                       President & Chief Executive Officer
                        200 Brickstone Square, Suite 403
                                Andover, MA 01810
                                 (978) 323-2500
                 (Name, address and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                                   COPIES TO:

                              Gordon M. Bava, Esq.
                         Manatt, Phelps & Phillips, LLP
                          11355 West Olympic Boulevard
                       Los Angeles, California 90064-1614
                              Phone (310) 312-4205
                               Fax (310) 312-4224

                            CALCULATION OF FILING FEE

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===============================================================================
Transaction Valuation:  $11,900,000(*)       Amount of Filing Fee:  $2,380.00

===============================================================================


(*)      Determined in accordance with Rule 0-11(d) under the Securities
         Exchange Act of 1934 (the "Exchange Act"). This Transaction Valuation assumes, for purposes of calculating the Filing Fee only, that the Purchaser purchases all outstanding shares of Common Stock, par value
         $0.01 per share ("Shares"), of

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         Tender Loving Care Health Care Services, Inc. at $1.00 per Share net to
         the seller in cash. Tender Loving Care Health Care Services, Inc. has informed the Purchaser that approximately 11,819,653 Shares are issued and outstanding as of October 18, 2001, the last date as to which the number of Shares was readily ascertainable. The Transaction Valuation does not reflect the potential impact of outstanding options and warrants to purchase the Common Stock of Tender Loving Care Health Care
         Services, Inc.

/x/      Check the box if any part of the fee is offset as provided by Rule 0-11
         (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


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
       Amount Previously Paid:            $2,380.00

       Form or Registration No.:          Schedule TO

       Filing Party:                      TLC Acquisition Corporation and
                                          e-MedSoft.com

       Date Filed:                        October 29, 2001

/_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         /x/   third-party tender offer subject to Rule 14d-1

         /_/   Issuer tender offer subject to Rule 13e-4

         /_/   Going-private transaction subject to Rule 13e-3

         /x/   Amendment to Schedule 13D under Rule 13d-2

         Check the following box if the filing is a final amendment reporting the results of the tender offer: /x/


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                                  TENDER OFFER

     This Amendment No. 2, filed on November 28, 2001, amends and supplements the Tender Offer Statement on Schedule TO filed by Med Diversified ("Parent"), and TLC Acquisition Corp., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Parent, October 29, 2001, as amended by Amendment No. 1 to Schedule TO, filed by Parent and Purchaser on November 9, 2001 (such Tender Offer Statement on Schedule TO and all amendments thereto collectively constituting the "Schedule TO"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $0.01 (the "Shares"), of Tender Loving Care Health Care Services, Inc., a Delaware corporation (the "Company"), at the purchase price of $1.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Item 8 of the Schedule TO is amended and supplemented by the addition of the following:

     On Wednesday, November 28, 2001, Parent issued a press release announcing the results of the Offer. The Offer expired at 12:00 midnight New York City time, on Tuesday, November 27, 2001. Purchaser has accepted for purchase all shares validly tendered in the Offer at the Offer Price ($1.00 per share). Based on information provided by the Bank of New York, the depositary for the Offer, Purchaser has acquired approximately 10,325,263 Shares (including 95,900 shares tendered by guaranteed delivery), or approximately 87.3% of the outstanding Shares as of November 27, 2001.

     Pursuant to the Merger Agreement, because Purchaser has acquired greater than 75% of the outstanding Shares, Purchaser has the option to acquire from the Company that number of newly issued Shares which will, when added to the Shares previously acquired, give Purchaser 90% of the total outstanding Shares. Purchaser intends to exercise this option as soon as practicable.

     Further pursuant to the Merger Agreement, Purchaser then intends to cause the Merger (as defined in the Offer to Purchase) to become effective as soon as practicable. In connection with the Merger, each Share owned by Parent or Purchaser, or any wholly owned subsidiary of Parent or the Company, or held in treasury by the Company, will be canceled and retired, and all other Shares issued and outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase) will be canceled and converted automatically into the right to receive $1.00 in cash per Share.

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ITEM 12. MATERIALS TO BE FILED AS EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by including exhibit (a)(2)(e) as follows:


(a)(1)(a)      Offer to Purchase dated October 29, 2001.*

(a)(1)(b)      Letter of Transmittal dated October 29, 2001.*

(a)(1)(c)      Notice of Guaranteed Delivery.*

(a)(2)(a)      Joint press release issued by the Company and Parent on October
                19, 2001 announcing the intention of the Purchaser to commence the Offer (incorporated by reference to the Schedule TO-C filed by Parent and Purchaser on October 19, 2001).*

(a)(2)(b)      Joint Press Release issued by Parent and Company announcing the commencement on October 29, 2001, of the Offer.*

(a)(2)(c)      Letter to Stockholders.*

(a)(2)(d)      Press Release issued by Parent announcing the expiration and close of the Offer on November 27, 2001.

(a)(5)(1)      Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                Other Nominees.*

(a)(5)(2)      Letter to Customers/Clients.*

(a)(5)(3)      Guidelines for Certification of Taxpayer Identification Number on
                Substitute Form W-9.*

(b)            Not Applicable.

(c)            Not Applicable.

(d)(1)         Agreement and Plan of Merger and Reorganization, dated October
                18, 2001, by and among the Company, Purchaser and Parent.*

(d)(2)         Confidentiality Agreement, dated September 25, 2001, by and between the Company and Parent.*

(d)(3)         Stock Option Agreement, dated October 18, 2001, by and among the
                Company, Purchaser and Parent.*

(d)(4)         Shareholder Agreement, dated October 18, 2001, by and among the
                Purchaser, Parent and certain Shareholders of Company.*

(d)(5)         Employment Agreement between the Company and Stephen Savitsky dated October 18, 2001.*

(d)(6)         Employment Agreement between the Company and Dale Clift dated
                October 18, 2001.*

(d)(7)         Employment Agreement between the Company and David Savitsky dated
                October 18, 2001.*

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(d)(8)         e-MedSoft.com Warrant Agreement dated October 18, 2001 - Stephen
                Savitsky.*

(d)(9)         e-MedSoft.com Warrant Agreement dated October 18, 2001 - Dale R.
                Clift.*

(d)(10)        e-MedSoft.com Warrant Agreement dated October 18, 2001 - David
                Savitsky.*

(d)(11)        Letter Agreement dated October 18, 2001 among Company, Stephen
                Savitsky, Dale R. Clift and David Savitsky.*

(d)(12)        Letter dated October 18, 2001 by Med Diversified.*

(d)(13)        Amendment to Employment Agreement with Stephen Savitsky, dated as of November 8, 2001, between Tender Loving Care and Stephen Savitsky.*

(d)(14)        Amendment to Employment Agreement with David Savitsky, dated as of November 8, 2001, between Tender Loving Care and David Savitsky.*

(d)(15)        Amendment to Agreement, dated as of November 8, 2001, by and among Tender Loving Care, Stephen Savitsky, Dale R. Clift and David Savitsky.*

(e)            Not Applicable.

(f)            Not Applicable.

(g)            Not Applicable.

(h)            Not Applicable.

--------------------

*   Previously filed.

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                                   SIGNATURES


After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 28, 2001


                                      TLC ACQUISITION CORPORATION

                                      By

                                               /s/ Frank Magliochetti
                                      --------------------------------------
                                      Name: Frank Magliochetti
                                      Title: President & Chief Executive Officer


                                      e-MedSoft.com

                                      By

                                               /s/ Frank Magliochetti
                                      --------------------------------------
                                      Name: Frank Magliochetti
                                      Title: President & Chief Executive Officer

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                                  EXHIBIT INDEX

(a)(2)(d) Press Release issued by Parent announcing the expiration and close of Offer on November 27, 2001.